*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Jazz

Pharmaceuticals, Inc. in connection with Annual

Report on Form 10-K/A for the Fiscal Year Ended

December 31, 2008

(File No. 001-33500)

JAZZ-0001

September 15, 2009

VIA EDGAR AND FEDEX

Mr. Michael Rosenthall

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Re:	Jazz Pharmaceuticals, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
File Number: 001-33500

Dear Mr. Rosenthall:

On behalf of Jazz Pharmaceuticals, Inc. (the “Company”), this letter is being submitted in response to an oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by Chad Mills of Cooley Godward Kronish LLP, the Company’s outside legal counsel, on September 11, 2009 (the “Comment”), regarding Amendment No. 1 on Form 10-K/A to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by the Company with the Commission on April 29, 2009. We note that the Comment was received in response to the Company’s previous letter that was submitted to the Staff on August 12, 2009 (the “Initial Response Letter”) in response to the Staff’s comment letter dated July 29, 2009 (the “Staff Letter”). The Comment is summarized in italics below, and the Company’s response follows.

Comment Summary:

We note the Company’s response to comment 4 of the Staff Letter. Please revise the Company’s draft disclosure for the Company’s 2010 proxy statement to specifically quantify the net sales, EBITDA and operating loss targets included in the Company’s corporate objectives for purposes of its annual bonus plan.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission September 15, 2009 Page 2

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Jazz

Pharmaceuticals, Inc. in connection with Annual

Report on Form 10-K/A for the Fiscal Year Ended December 31, 2008

(File No. 001-33500)

JAZZ-0002

Company Response:

In response to the Staff’s Comment, the Company has set forth in the below draft disclosure the specific net sales, EBITDA and operating loss targets included in the Company’s corporate objectives for purposes of the Company’s annual bonus plan. For the Staff’s convenience, the draft disclosure included in the Initial Response Letter with respect to comment 4 of the Staff Letter has been restated in its entirety below. As noted in the Initial Response Letter, this draft disclosure was prepared on the basis of a number assumptions and the actual disclosure for the Company’s 2010 proxy statement may therefore differ. Also as noted in the Initial Response Letter, the draft disclosure is being provided solely to provide the Staff with draft disclosure that more specifically describes the goals used to determine bonus awards, which such specificity the Company confirms to the Staff will be reflected in the actual disclosure for the Company’s 2010 proxy statement. The restated draft disclosure is as follows:

Bonus Awards. Our Bonus Plan is designed to reward executive officers for attaining our corporate performance objectives as well as to reward them for their contributions to the achievement of those objectives. As set forth in our Bonus Plan, the target bonus levels for 2009 for our named executive officers were: 50% of the applicable annual base salary rate for Dr. Saks and Messrs. Cozadd and Myers; 40% of the applicable annual base salary rate for each of Ms. Gamble and Ms. Wissel; and between 10% and 30% of the applicable annual base salary rate for Ms. Colligan. Dr. Saks resigned his position with us effective April 3, 2009 and was therefore not eligible for a bonus under the Bonus Plan for 2009. For 2009, our corporate objectives for purposes of the Bonus Plan, approved by the Board of Directors in early 2009, were to:

•

obtain and publicly disclose top-line results for our second pivotal Phase III trial of JZP-6 (sodium oxybate) for the treatment of fibromyalgia during the third quarter of 2009, and submit a New Drug Application, or NDA, to the U.S. Food and Drug Administration for JZP-6 by December 31, 2009;

•	secure equity and nonequity financing sufficient to achieve our corporate objectives without the need for additional financing in 2010;

•	achieve total Xyrem and Luvox CR net sales of [*] and EBITDA from commercial operations of [*] in 2009;

•

achieve an operating loss of less than [*], measured by EBIDTA, by the end of the first quarter of 2009, and achieve breakeven on an operating basis, measured by EBIDTA, in the fourth quarter of 2009; and

•	ensure that employees are aligned with the corporate objectives and that our company operates in compliance will applicable laws and regulations.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission September 15, 2009 Page 3

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Jazz

Pharmaceuticals, Inc. in connection with Annual

Report on Form 10-K/A for the Fiscal Year Ended

December 31, 2008

(File No. 001-33500)

JAZZ-0003

Each of the executive officers is responsible for meeting our corporate objectives, and each objective was deemed important in determining the level of our performance during the year. Although the Compensation Committee did not set individual goals for individual executive officers, certain of the named executive officer’s responsibilities are more directly related to particular corporate objectives and were therefore given greater weight in the determination of the bonus amount paid to a named executive officer. Mr. Myers is responsible for all of our commercial operations, and our corporate objective related to achieving Xyrem and Luvox CR net sales and commercial EBIDTA targets were given greater weight in the determination of his bonus. Likewise, Ms. Wissel is responsible for our regulatory activities, and our corporate objective relating to completing the second pivotal Phase III trial of JZP-6 and the submission of an NDA for JZP-6 were given greater importance in her bonus determination. Similarly, Ms Gamble, along with Mr. Cozadd and Mr. Myers, is particularly responsible for the Company obtaining equity and nonequity financing, and their efforts in achieving this corporate objective had a greater impact on their bonus determination than it did for the other named executive officers. Nevertheless, in a small company such as ours, each executive is expected to contribute in significant ways to the achievement or most, if not all, of our corporate goals.

In approving the corporate objectives for 2009, the expectation of our Board of Directors was that it would be highly unlikely that all of the corporate objectives would be achieved for the year. In this regard, the Board of Directors has historically approved corporate objectives that have been stretch objectives beyond those that would reasonably be expected to be attained in any given year, and our corporate objectives historically have not been achieved at the 100% level. Our Compensation Committee determines the size of the total bonus pool under the Bonus Plan, which is based primarily on our Board of Directors’ determination of our success in achieving our corporate objectives for the plan year. The Compensation Committee also determines the portion of the pool, if any, that will be allocated to the executive officers as a group and the bonuses for each of our executive officers and vice presidents. Our Chairman and Chief Executive Officer provide input to the Compensation Committee with respect to bonuses for executive officers and vice presidents. The Compensation Committee did not quantify or assign specific percentage criteria to the various corporate objectives under the Bonus Plan, but rather sought to approve a bonus payout that generally reflects our Board of Directors’ determination of the level of achievement of our corporate objectives, after taking into the account the corporate objectives deemed more important to our performance by the Board of Directors and the amount of cash available from our operations in determining whether, or how much, of a bonus could be paid. In the actual 2010 proxy statement, the Company would then describe the weighting, if any, given to each of the corporate objectives and the extent to which the goals were achieved, and how the extent of achievement was used to determine actual bonus awards.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission September 15, 2009 Page 4

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Jazz

Pharmaceuticals, Inc. in connection with Annual

Report on Form 10-K/A for the Fiscal Year Ended

December 31, 2008

(File No. 001-33500)

JAZZ-0004

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 496-2611 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Philip J. Honerkamp
Philip J. Honerkamp
Vice President, Deputy General Counsel
Jazz Pharmaceuticals, Inc.

cc:	Bruce C. Cozadd, Chairman and Chief Executive Officer
Carol A. Gamble, Esq., Senior Vice President, General Counsel and Corporate Secretary
Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP
Chadwick L. Mills, Esq., Cooley Godward Kronish LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83